UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o Heat Biologics, Inc.

100 Europa Drive

Chapel Hill, NC 27519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102                                              13D                                              Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,353,387*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER *
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,353,387*
WITH	10	SHARED DISPOSITIVE POWER *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,387*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
✓

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14		TYPE OF REPORTING PERSON IN

———————

*

Based upon information obtained directly from Heat Biologics, Inc., a Delaware corporation (the “Company”), there were 6,086,942 shares of common stock, par value $0.0002 per share (the “Common Shares”), of the Company outstanding as of July 29, 2013.  As of the filing date of this Schedule 13D, Orion Holdings V, LLC (“Orion”) held 695,653 Common Shares and Seed-One Holdings VI, LLC (“Seed-One”) held 536,862 Common Shares.  Mr. Wolf serves as the managing member of both Orion and Seed-One. Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities. Does not include 86,957 shares of common stock beneficially owned by Mr. Wolf’s children’s trust which Mr. Wolf is not the trustee of. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Exchange Act) that he may have in such entities. In addition, if our Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by us and the market capitalization of our Company is in excess of $250 million for at

CUSIP No. 42237K 102                                              13D                                              Page 3 of 8 Pages

least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding shares of our common stock, at an exercise price equal to the then current market price as determined in good faith by the board. Mr. Wolf has been issued options exercisable for 119,661 shares of common stock, of which 119,661 shares are vested and exercisable within 60 days of July 22, 2013 and are included in the beneficial ownership of Mr. Wolf. Also includes 1,160 shares of common stock issued upon conversion of Series B Preferred Stock upon consummation of the Company’s initial public offering. Includes 51 shares of common stock issued upon consummation of the Company’s initial public offering in lieu of Series B-2 Preferred Stock that Mr. Wolf had committed to purchase upon our receipt of certain grant funding and the shares underlying the warrants to be issued at such time.  Mr. Wolf possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, Orion and Seed-One. As a result of the foregoing, as of the filing date of this Schedule 13D, Jeffrey Wolf may be deemed to beneficially own 1,353,387 Common Shares, or 21.8% of the Common Shares deemed issued and outstanding.

CUSIP No. 42237K 102                                              13D                                              Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orion Holdings V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 695,653*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER *
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 695,653*
WITH	10	SHARED DISPOSITIVE POWER *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,653 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.43%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,942 Common Shares of the Company outstanding as of July 29, 2013.  As of the filing date of this Schedule 13D, Orion held 695,653 Common Shares which includes 695,653 shares of common stock As a result of the foregoing, as of the filing date of this Schedule 13D, Orion may be deemed to beneficially own 695,653 Common Shares, or 11.43 % of the Common Shares deemed issued and outstanding.

CUSIP No. 42237K 102                                              13D                                              Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seed-One Holdings VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 536,862*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER *
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 536,862*
WITH	10	SHARED DISPOSITIVE POWER *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,862*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.82% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,942 Common Shares outstanding as of July 29, 2013.  As of the filing date of this Schedule 13D, Seed-One held 536,862 Common Shares.  As a result of the foregoing, as of the filing date of this Schedule 13D, Seed-One may be deemed to beneficially own 536,862 Common Shares, or 8.82%% of the Common Shares deemed issued and outstanding.

CUSIP No. 42237K 102                                              13D                                              Page 6 of 8 Pages

Item 1.

Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 100 Europa Drive, Chapel Hill, North Carolina 27519.

Item 2.

Identity and Background.

The person filing this statement is Jeffrey Wolf (Mr. Wolf”), Orion Holdings V LLC, a Delaware limited liability company (“Orion”) and Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”).  Mr. Wolf is the managing member  of Orion and Seed-One both located in Durham, North Carolina The address of the principal business office of Mr Wolf and each of Orion and Seed-One is c/o Heat Biologics, Inc., 100 Europa Drive, Chapel Hill, North Carolina 27519 (Mr. Wolf, Orion and Seed-One are referred to as the “Reporting Persons”). The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware.

Item 3.

Source or Amount of Funds or Other Consideration.

695,653 of the Common Shares held by Orion were transferred in May 2011 from an affiliate that acquired them from the Company for an aggregate purchase price of approximately $0.001 per share.

536,862 of the Common Shares held by Seed-One were transferred in May 2011 from an affiliate that acquired them from the Company for an aggregate purchase price of approximately $0.001 per share.

1,160 of the Common Shares held by Jeffrey Wolf were acquired by Jeffrey Wolf upon the automatic conversion, in connection with the consummation of the Company’s initial public offering, of an aggregate of 2,622 shares of the Company’s Series B Convertible Preferred Stock (the “Preferred Shares”) held by Mr. Wolf.  Mr. Wolf purchased the Preferred Shares for an aggregate purchase price of approximately $7,000.

51 of the Common Shares held by Jeffrey Wolf were acquired by Jeffrey Wolf upon the automatic conversion, in connection with the consummation of the Company’s initial public offering in lieu of Series B-2 Preferred Stock that Mr. Wolf has committed to purchase upon our receipt of certain grant funding and the shares underlying the warrants to be issued at such time held by Mr. Wolf.

Options held by Mr. Wolf to purchase 119,661 Common Shares were acquired as consideration for Mr. Wolf’s service as a member of the Company’s board of directors.

Item 4.

Purpose of the Transaction.

As described in Item 3, the securities set forth in this Schedule 13D were either granted to Mr. Wolf as consideration for services he provided to the Company or acquired by Mr. Orion, Seed-One or Mr Wolf for investment purposes.  At present, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

CUSIP No. 42237K 102                                              13D                                              Page 7 of 8 Pages

Item 5.

Interest in Securities of the Issuer.

Based upon information obtained directly from the Company, there were 6,086,942 shares of common stock of the Company outstanding as of July 29, 2013.  As of the filing date of this Schedule 13D, Jeffrey Wolf held 695,653 shares of common stock held by Orion and 536,862 shares of common stock held by Seed-One. Does not include 86,957 shares of common stock beneficially owned by Mr. Wolf’s children’s trust which Mr. Wolf is not the trustee of. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Exchange Act) that he may have in such entities. In addition, if our Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by us and the market capitalization of our Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding shares of our common stock, at an exercise price equal to the then current market price as determined in good faith by the board. Mr. Wolf has been issued options exercisable for 119,661 shares of common stock, of which 119,661 shares are vested and exercisable on the date hereof.

During the sixty days prior to the filing date of this Schedule 13D, Mr. Wolf acquired 1,160 and 51 shares of common stock upon consummation of the Company’s initial public offering.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 42237K 102                                              13D                                              Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2013

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member